UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

SEACHANGE INTERNATIONAL INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

811699107

(CUSIP Number)

William Braverman ESQ,  Neuberger Berman Group LLC  1290 Avenue of America  New York,  NY  10104  Phone : 212-476-9035

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,580,759

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,031,422

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,031,422

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.60%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Investment Advisers LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,580,759

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,031,422

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,031,422

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.60%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Investment Advisers Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,580,759

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,031,422

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,031,422

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.60%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Benjamin Nahum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
65,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
65,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.002%

14	TYPE OF REPORTING PERSON
N/A

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the common stock (the “Securities”) of SEACHANGE INTERNATIONAL, INC., a Delaware corporation (the “Issuer”), having its principal place of business at 50 Nagog Park, Acton, MA 01720.

Item 2.	Identity and Background

(a)
This statement is being filed by the following persons: Neuberger Berman Group LLC (“NB Group”), Neuberger Berman Investment Advisers Holdings LLC (“NBIA Holdings”), Neuberger Berman Investment Advisers LLC (“NBIA”), and Benjamin Nahum (NB Group, NBIA Holdings, NBIA, and Mr. Nahum, collectively the “Reporting Persons”).

(b)
The business address for each of the Reporting Persons is 1290 Avenue of Americas, New York, New York 10104. The business address for NBIA with respect to the matters relating to the Issuer and its Securities is 1290 Avenue of Americas, New York, NY 10104.

(c)
Each of NB Group, NBIA Holdings, and NBIA is a Delaware limited liability company.
Mr. Nahum is a portfolio manager and managing director of NBIA.
NB Group is the parent company of multiple subsidiaries engaged in the investment advisory business.
NBIA Holdings is a subsidiary of NB Group and the holding company of NBIA, and certain other subsidiaries engaged in the investment advisory business.
NBIA, is an investment adviser registered under the Investment Advisers Act of 1940 as amended (the “Advisers Act”). As a registered investment adviser (“RIA”), NBIA provides investment advisory services to institutions, endowments, employee benefit plans, foundations, private funds, offshore public funds (collectively, “Institutions”) and investment companies registered under the Investment Company Act of 1940, as amended (“Mutual Funds”). As an RIA, NBIA provides discretionary investment advisory services to private investors. NBIA may be deemed to beneficially own the Securities in their various fiduciary capacities by virtue of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934 as amended ("Exchange Act"). This report is not an admission that any of the Neuberger Berman entities is the beneficial owner of the Securities and each of Neuberger Berman Group, NBIA Holdings, and NBIA and certain affiliated persons disclaim beneficial ownership of the Securities held by them in their fiduciary capacity and covered by this statement pursuant to Exchange Act Rule 13d-4. The information required by instruction C to Schedule 13D with respect to the directors and executive officers of the Reporting Persons is set forth below.

Neuberger Berman Group LLC
Directors
Joseph Amato
Robert D’Alelio
Steven Kandarian
George Walker
Richard Worley
Lawrence Zicklin

Executive Officers
George Walker, Chief Executive Officer
Joseph Amato, President
Heather Zuckerman, Executive Vice President, Chief of Staff and Secretary
William Arnold, Executive Vice President and Chief Financial Officer
Jacques Lilly, Executive Vice President and Head of Corporate Development
Amanda Spencer, Controller
Jim Dempsey, Treasurer

Neuberger Berman Investment Advisers Holdings LLC
Andrew Komaroff, President and Chief Executive Officer
Heather Zuckerman, Executive Vice President
William Arnold, Executive Vice President and Chief Financial Officer
Amanda Spencer, Controller
James Dempsey, Treasurer

Neuberger Berman Investment Advisers LLC
Directors
Joseph Amato
Robert Eason
Lawrence Kohn
Bradley Tank
Stephen Wright

Executive Officers
Joseph Amato, President –Equities and Chief Investment Officer – Equities
Bradley Tank, President- Fixed Income and Chief Investment Officer – Fixed Income
Anthony Tutrone – President NBAIM
Lawrence Kohn, Chief Operating Officer – Equities and Managing Director
Robert Eason, Chief Operating Officer – Fixed Income and Managing Director
Patrick Deaton – Chief Operating Officer – NBAIM and Managing Director
Brian Kerrane, Head of Mutual Fund Administration and Managing Director
Brad Cetron, Managing Director and Chief Compliance Officer
Amanda Spencer - Controller
James Dempsey, Chief Financial Officer, Treasurer and Senior Vice President
Savonne Ferguson, Chief Compliance Officer and Associate General Counsel

(d)	None of the individuals referenced above has been convicted in a criminal proceeding in the past five years.

(e)
None of the individuals referenced above has been party to a civil proceeding or a judicial or administrative proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the past five years.

(f)	All of the individuals referenced above are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

NB Group, through its subsidiary registered investment adviser, NBIA, used an aggregate of approximately $33,914,291.41 of funds provided through the accounts of certain investment advisory clients to purchase the Securities reported as beneficially owned in Item 5. Mr. Nahum used approximately $352,683.60 of personal funds to purchase the Securities beneficially owned by each of them, as set forth in Item 5.

Item 4.	Purpose of Transaction

NBIA in its capacity as an investment adviser, acquired the Securities on behalf of advisory clients for investment in the ordinary course of business, as NBIA believed that the Securities, at market prices when acquired, represented an attractive investment opportunity. Mr. Nahum acquired the Securities owned by him, as set forth in Item 5, at the then market prices, because he believed the Securities represented an attractive investment opportunity.

The Reporting Persons have determined to engage in active discussions with the Company’s management, board of directors and/or other shareholders concerning possible changes to the Company’s board of directors, including changes proposed by other shareholders. The Reporting Persons may also engage in discussions with the Company’s management, board of directors and other shareholders regarding the Company’s business, operations, management, governance, strategy and future plans. The objective of such discussions will be to create sustained value for long term shareholders.

Depending on various factors including, without limitation, the results of any discussions with the Company or other shareholders, the Company's financial position and business strategy, price levels of the Securities, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares or selling some or all of their Securities, engaging in any hedging or similar transactions with respect to the Securities.

(a)	n/a

(b)	n/a

(c)	n/a

(d)	n/a

(e)	n/a

(f)	n/a

(g)	n/a

(h)	n/a

(i)	n/a

(j)	n/a

Item 5.	Interest in Securities of the Issuer

(a)
The aggregate number of Securities to which this Schedule 13D relates is 2,096,422 shares, representing 5.60% of the 36,296,347 common shares, as reported outstanding as of February 6, 2019 in the Issuer’s most recent Form 10-Q for the quarter that ended October 31, 2018 as updated by the Form 8-K filed on February 6, 2019. The Reporting Persons beneficially own the Securities as follows:

Common Shares / Percentage of Common Shares Outstanding
NBIA 2,031,422 / 5.60%
Mr. Nahum 65,000 / 0.002%

Due to NB Group’s and NBIA Holdings’ indirect and direct ownership of NBIA, each of NB Group and NBIA Holdings is deemed to beneficially own the Securities beneficially owned by NBIA.

(b)
NBIA has been granted discretionary voting and dispositive power with respect to 1,580,759 of the Securities reported herein as being beneficially owned by it, and with respect to such Securities, NBIA shares voting and dispositive power with its clients in whose accounts the Securities are held. In addition, NBIA LLC has been granted discretionary dispositive power, but not voting power, with respect to the remaining 450,663 of the Securities reported herein as beneficially owned by it. NBIA shares only dispositive power with the clients in whose accounts such Securities are held.

Mr. Nahum has sole voting and dispositive power with respect to the 65,000 Securities reported herein as being beneficially owned by him.

(c)	The Reporting Persons effected the following transactions in the Securities during the past sixty days. Such transactions were effected in the open market. See Schedule 2.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)	NBIA's clients own the financial interest in the securities managed by NBIA.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7.	Material to Be Filed as Exhibits

The Joint Filing Agreement is attached hereto as Schedule 1. List of Trades transacted in the Issuer’s Securities in the past sixty days in response to Item 5.c is attached hereto as Schedule 2.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Neuberger Berman Group LLC

February 12, 2019	By:	/s/ Brad Cetron
Deputy General Counsel

Neuberger Berman Investment Advisers LLC

February 12, 2019	By:	/s/ Brad Cetron
Deputy General Counsel

Neuberger Berman Investment Advisers Holdings LLC

February 12, 2019	By:	/s/ Brad Cetron
Deputy General Counsel

February 12, 2019	By:	/s/ Benjamin Nahum
Benjamin Nahum

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)